Morgan Crucible

7th July 2008

SEC
Mail Processing
Section

JUL 09 2008

Washington, DC
105

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

08003738

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUL 15 2008 A
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

7/14

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Registered in England & Wales at the above address. Company No. 286773

Morgan Crucible

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Press Release

Morgan Crucible Co - Trading Statement
RNS Number : 3675Y
Morgan Crucible Co PLC
07 July 2008

The Morgan Crucible Company plc - Trading Statement, 7th July 2008

The Morgan Crucible Company plc ('Morgan Crucible'), the advanced materials company, issues its trading update ahead of its 2008 half year results to be announced on the 6th August 2008.

- The first half of 2008 has seen turnover increase by c.13% compared to last year. On a like for like basis, excluding acquisitions, revenue growth is expected to be c.10% (c.4% on a constant currency basis). Our orga revenue growth guidance for the full year remains in the 5-6% range on a constant currency basis.
- The order books across all our divisions continue to be strong and are well ahead of this time last year.
- Group underlying operating profit margins after restructuring charges and before amortisation of intangible ass (ie goodwill on acquisition) are expected to be in the mid 11% range at the half year which is comparable to th full year 2007 at 11.4%. Underlying operating profit margins in the second half of the year are expected to benefit from having now resolved the armour production constraints, a full 6 month contribution from the Carpenter business and our strong current order book.
- The technical ceramics businesses acquired earlier this year from Carpenter Technology Corporation have mad promising start in terms of order books, revenues and bottom line contribution which are all ahead of previous expectations.
- The Group's balance sheet remains robust. In March of this year the UK defined benefit pension risk was substantially reduced following the UK pensioner buy-out announced at that time.
- Overall, performance for the full year is anticipated to be in line with expectations.

Commenting on the year to date performance and outlook for the Group, Mark Robertshaw, Chief Executive Office said:

"The Group has continued to trade well in the first half of 2008. Order books - which give us some 3 to 4 months' visibility - are healthy and at levels well above the same time last year. The recently acquired Carpenter businesse are performing well ahead of expectations for both revenue and profit margin. Looking forward we expect to make margin progression in the second half and we continue to target our medium term goal of mid-teen operating profi margins. The strength of Morgan Crucible's market positions, order book and robust balance sheet enables us to lc to the future with confidence."

Carbon

The Carbon order book entering the second half of 2008 remains well up on last year with particular strength in ou armour and high temperature insulating businesses. The production constraints in our US silicon carbide armour business during the first half of the year are now behind us, and our order book is at strong levels as we enter the third quarter. Our electrical and mechanical businesses continue to trade in line with our expectations. We successfully launched a new high temperature insulating product line in the second quarter aimed at the solar ener market. Sales from this new line are accelerating quickly and we have additional capacity planned for the fourth quarter of this year. The NP Aerospace business has continued to trade well with a strong order book as new contracts have been secured with the UK military. We have seen some slowdown in demand from the semiconduct market and we continue to be affected by a 'lock out' situation in one of our India facilities; however, entering July we believe that solid foundations have been laid for a good second half performance.

Technical Ceramics

The Technical Ceramics business has traded well in the first half of 2008. Order books remain healthy as we enter July and we now expect the next generation of hard disk drive (HDD) business ramp up in 2009. The main driver c the division's performance has been the continued strength of our business in the medical, aerospace and power generation sectors: the continued momentum in these sectors has more than offset some softness in markets rela to the building industry and telecoms. The acquisition of the Carpenter businesses was successfully completed at tl end of March with encouraging trading so far. Sales and profits from the acquired businesses are ahead of our initi expectations at the half year.

Thermal Ceramics

The Thermal Ceramics business has maintained good top line sales growth on the back of continued buoyancy in tl Asian, Middle East and Latin American markets, driven predominantly by the energy, metals and chemical and processing (CPI) sectors. The order book overall, and particularly in these areas, remains high and underscores ou confidence in the prospects for this division. Though the more mature markets of North America and Western Europe are showing less growth, the pressure of high energy, oil and raw material prices is stimulating demand on industry to upgrade existing facilities, and thus offering Thermal Ceramics increased opportunities to provide enhanced insulation applications.

The improvement of our fibre product portfolio continues with sales of High Temperature SuperwoolTM commencin in North America from February of this year and the worldwide launch of Superwool Plus in June. The significantly improved insulation performance of Superwool Plus is specifically targeted at saving energy and offers key advantages over all other existing high temperature fibre products. Furthermore, as part of our increasing investm in the future, our newly constructed global R&D centre in Bromborough, UK was formally opened in June, and will play a fundamental part in our drive to extend our market leadership position.

Molten Metal System

Trading conditions in the Molten Metal Systems business remained favourable in the first half, with sales growth in Europe and Asia more than offsetting some weakness in North American demand. The UK manufacturing operatior was closed during the second quarter, with capacity expansion in Germany and in India well advanced. Constructic of the new factory in Suzhou China remains on schedule for completion by the end of the year.

Financial Position

The balance sheet remains strong and there have been no significant changes in the financial position of the Grour since that reported as at 4 January 2008, other than the acquisition of Carpenter noted above (funded through an increase in bank borrowings), c.£12m of share buybacks and LTIP share purchases and the pensioner buy-out transaction that was completed in March. Morgan Crucible made a one-off contribution to the schemes of c.£4 milli as part of this pensioner buy-out transaction.

Outlook

The Group is in robust health. The second half is expected to benefit from having now resolved the armour product constraints, a full 6 month contribution from the Carpenter business and our strong current order book Overall, performance for the full year is anticipated to be in line with expectations and the Board looks to the future with confidence.

END